ION Geophysical Corporation

2105 CityWest Blvd., Suite 100

Houston, Texas 77042

March 9, 2021

VIA EDGAR

Tim Levenberg

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ION Geophysical Corporation
Registration Statement on Form S-1
Filed March 3, 2021
File No. 333-252590

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ION Geophysical Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Wednesday, March 10, 2021 or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Morrison
Michael Morrison Executive Vice President and Chief Financial Officer

cc:	J. Eric Johnson Partner, Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002